Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2004	2003	2002
Fixed charges:
Interest expense, gross	$55.5	$67.5	$57.1
Portion of rentals representative of interest	35.6	26.1	24.4

Total fixed charges	$91.1	$93.6	$81.5

Earnings before fixed charges:
Income before income taxes	$98.0	$129.2	$287.1
Fixed charges	91.1	93.6	81.5
Capitalized interest	(41.0)	(34.9)	(20.5)
Amortization of capitalized interest	3.4	3.1	3.0

Total earnings before fixed charges	$151.5	$191.0	$351.1

Ratio of earnings to fixed charges:
Earnings before fixed charges	$151.5	$191.0	$351.1
Fixed charges	$91.1	$93.6	$81.5

Ratio of earnings to fixed charges	1.66	2.04	4.31